U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 18, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
ActivePassive U.S. Equity ETF (S000075229)
ActivePassive International Equity ETF (S000075230)
ActivePassive Intermediate Municipal Bond ETF (S000075231)
ActivePassive Core Bond ETF (S000075232)

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Company on behalf of its series, ActivePassive Core Bond ETF, ActivePassive Intermediate Municipal Bond ETF, ActivePassive International Equity ETF and ActivePassive U.S. Equity ETF (each, a “Fund”, and together, the “Funds”) is a Preliminary Proxy Statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to consider and approve an investment advisory agreement between Envestnet Asset Management, Inc. (the “Adviser”) and the Trust, on behalf of the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services

Enclosures